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                                VIVENDI UNIVERSAL
               INSTRUCTIONS TO THE BANK OF NEW YORK, AS DEPOSITARY
      (MUST BE RECEIVED PRIOR TO THE CLOSE OF BUSINESS ON APRIL 20, 2001)


Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. With respect to voting instruction cards that are signed but on which no voting instructions have been indicated, the Depositary will vote or cause to be voted the deposited securities in favor of proposals recommended by the Company's board of directors and against proposals opposed by the Company's board of directors. If a voting instruction card is incorrectly completed or illegible, the depositary shall not vote or cause to be voted the deposited securities to which such voting instructions relate.

BY COMPLETING THIS VOTING INSTRUCTION CARD AND RETURNING IT (1) TO THE BANK OF NEW YORK, THE DEPOSITARY FOR THE AMERICAN DEPOSITARY SHARES (IF YOU ARE VOTING AMERICAN DEPOSITARY SHARES HELD IN CERTIFICATED OR BOOK-ENTRY FORM), OR (2) TO YOUR FINANCIAL INTERMEDIARY (IF YOU ARE VOTING AMERICAN DEPOSITARY SHARES HELD INDIRECTLY THROUGH A BROKER OR FINANCIAL INSTITUTION), YOU ARE REPRESENTING THAT YOU DO NOT OWN (AS DEFINED IN THE STATUTS OF THE COMPANY AND ARTICLE L 233-9 OF THE FRENCH COMMERCIAL CODE TO WHICH THOSE STATUTS REFER) OR BENEFICIALLY OWN MORE THAN 2% OF THE TOTAL VOTING POWER OF VIVENDI UNIVERSAL (INCLUDING YOUR VOTING POWER THROUGH YOUR OWNERSHIP OF AMERICAN DEPOSITARY SHARES).




                        - Please Detach Proxy Card Here -
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                              Please Detach Here
                 You Must Detach This Portion of the Proxy Card
                - Before Returning it in the Enclosed Envelope -


                                     FOR    AGAINST

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                                                   Change of Address and/or  [ ]
                                                         Comments Mark Here

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney, in the case of joint holders, the signature of each should sign.

             Dated                                          , 2001
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             -----------------------------------------------------
                                     Signature

             -----------------------------------------------------
             Votes MUST be indicated (x) in Black or Blue ink. [X]


    Sign, Date and Return the Form Promptly Using the Enclosed Envelope.
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                                VIVENDI UNIVERSAL
               INSTRUCTIONS TO THE BANK OF NEW YORK, AS DEPOSITARY
      (MUST BE RECEIVED PRIOR TO THE CLOSE OF BUSINESS ON APRIL 20, 2001)

         The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited Securities represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on March 19, 2001 at the Annual Meeting of Shareholders of Vivendi Universal to be held in France on April 24, 2001 in favor of the resolutions specified in the enclosed document.









                                    VIVENDI UNIVERSAL
                                    P.O. BOX 11123
                                    NEW YORK, N.Y. 10203-0123





                     (Continued and to be dated and signed on the reverse side.)